[SCIENTIFIC GAMES LOGO]

        March 29, 2006

VIA EDGAR

Mr. Craig D. Wilson
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

  Re:
  Scientific Games Corporation
  Form 10-K for the Year Ended December 31, 2004
  filed March 16, 2005
  Form 8-K filed November 4, 2005
  File No. 0-13063

Dear Mr. Wilson:

        Reference is made to the letter dated February 17, 2006 (the "Comment Letter") from the Staff of the Division of Corporation Finance to Mr. A. Lorne Weil, Chief Executive Officer of Scientific Games Corporation (the "Company"), setting forth the Staff's comments regarding the filings referenced above. As previously discussed, the Company undertook to respond to those comments by March 30, 2006.

        Accordingly, this letter contains the Company's responses to the Staff's comments in the Comment Letter. The paragraph numbers of the Company's responses correspond to the numbers appearing next to the Staff's comments as set forth in the Comment Letter. We have also provided supplementally an excerpt from a representative contract arrangement for the information of the Staff.

        We are also sending you a copy of this letter by Federal Express.

        We trust that the following responses will fully address the Staff's comments as set forth in the Comment Letter. If you have any questions or comments regarding the Company's responses, please do not hesitate to contact me.

Very truly yours,
/s/ DEWAYNE E. LAIRD DeWayne E. Laird Vice President and Chief Financial Officer
cc:
Mr. A. Lorne Weil
Chief Executive Officer
Scientific Games Corporation

  1.
  In your response to our previous comment number 2 it appears that you propose to revise your disclosures under this note to remove all reference to SFAS 86 to indicate that all of your software development costs are accounted under SOP 98-1. However, we note that you license lottery and pari-mutuel wagering software on stand alone basis or as part of sophisticated systems. In view of your software licensing activities please tell us how you considered paragraph 7 of EITF 00-3 in concluding that the development costs of these licensed software should not be accounted under SFAS 86.

We account for software revenue recognition under SOP 97-2, paragraphs 2 and 74-91. Therefore, we concur with the staff that, per paragraph 7 of EITF 00-3, the development costs of software to be sold, leased or licensed should be accounted for under SFAS 86. However, SFAS 86 does not apply to us because the statement does not address the accounting and reporting of costs incurred for computer software created for internal use or under contractual arrangements.

From time to time we license our lottery and pari-mutuel software to customers outside of the United States. Such licensing arrangements accounted for approximately 2% of our revenues in 2004 and 2005. Any costs incurred by us to customize the baseline software to meet the customer's specifications in connection with such sales are expensed by us as part of the cost of the sale.

We believe that because (1) there is no substantive plan to market the specific arrangement software externally or beyond that specific customer and (2) the majority of our revenues and costs are under service contracts where software is not licensed to the customer, our software costs are appropriately accounted under SOP 98-1.

  2.
  We note your response to our previous comment number 3 and request clarification and revision as appropriate with respect to the following matters:

  •
  Please explain why you believe the revenue recognition guidance in SOP 97-2 is not applicable for your software customization contracts. These contracts are to be accounted for under SOP 97-2 paragraphs 2, 8, 74-91.

We agree with the staff that our software customization contracts should be accounted for under SOP 97-2, specifically paragraphs 2, 7, and 74-91, as all of our software sales involve significant modification or customization of the underlying baseline software. We believe that paragraph 7, but not paragraph 8, of SOP 97-2 applies to these arrangements and therefore the accounting for these arrangements should be in accordance with Accounting Research Bulletin No. 45, Long-Term Construction-Type Contracts ("ARB 45"), using the relevant guidance in SOP 97-2 and SOP 81-1. We will modify our disclosures to appropriately describe our revenue recognition policy under these arrangements.

  •
  Clarify if any of the ongoing service obligations of your customized software system sales impact billing, payment arrangements or revenue recognition for the customization building portion of the systems.

We do not have any continuing service obligations to perform facilities management or operating services for system sales contracts. Such service obligations only arise in connection with our online lottery or pari-mutuel service contracts, which are with completely separate customers.

We do perform maintenance services (primarily telephone and software support) on our customized software systems. According to paragraph 12 of SOP 97-2, post-contract customer support (PCS) revenue is recognized ratably over the contract service period. We determine vendor-specific objective evidence (VSOE) on the maintenance based on the stated renewal approach. The stated renewal approach is based on the guidance in paragraph 57 of SOP 97-2, which states that "the fair value of the PCS should be determined by reference to the price a customer will be required to pay when it is sold separately" (that is, the renewal rate). Our maintenance services do not impact billing, payment arrangements or revenue recognition for the customized software sales.

  •
  Describe the elements included in Lottery System and Pari-mutuel System sales and confirm, if true, that all elements are accounted for under the percentage-of-completion method or describe other applicable revenue recognition methods.

Lottery and pari-mutuel system sales accounted for approximately 2% of our consolidated revenues in 2004 and 2005. A lottery system or a pari-mutuel system is made up of customized software, hardware (central site computers and point-of-sale terminals) and may or may not include communication equipment or different combinations of each. The elements in these arrangements include the licensing of software, services to customize the software, delivery of hardware, installation, and PCS (e.g., maintenance services). The terms of PCS, which are usually telephone and software support, are described in a separate contract. However, both contracts are entered into in contemplation of each other and thus are viewed as one arrangement.

Revenue is recognized pursuant to paragraph .02 of SOP 97-2 because the software is more than incidental to the product or services as a whole. However, pursuant to paragraph .07 of SOP 97-2, an entire arrangement to deliver a software system together with other services that requires significant production, modification, or customization of software, should be accounted for in conformity with ARB 45 using the relevant guidance in SOP 97-2 and SOP 81-1. Based upon SOP 97-2 and SOP 81-1, the software, services to customize the software, and installation services are considered software-related elements and are deemed to represent one combined element. Based upon EITF Issue No. 03-5, Applicability of AICPA Statement of Position 97-2 to Non-Software Deliverables in an Arrangement Containing More-Than-Incidental Software, the hardware (which consists of the lottery or racing point-of-sale terminals) is deemed a software-related element as the customized software is deemed essential to the functionality of the hardware. As PCS is not essential to the functionality of the software-related elements and on a standalone basis would not fall within the scope of SOP 81-1, the Company believes the multiple element guidance in EITF 00-21 is the applicable literature to follow to determine whether PCS is considered a separate unit of accounting from the software elements. This is supported by the 2006 Miller Revenue Recognition Guide (the "Guide") which states in section 10.53, "...separation of a multiple-element arrangement that includes SOP 81-1 software and software-related elements and non-SOP 81-1 elements should be based on the guidance in EITF 00-21." Based on the EITF 00-21 paragraph 9 criteria, PCS is considered a separate unit of accounting as the delivered item in this arrangement (the software-related combined element) has value to the customer on a standalone basis, there is objective and reliable evidence of fair value for the undelivered item (PCS) based upon renewal rates, and there is no general right of return relative to the delivered item.

Accordingly, revenue for the software-related combined element is recognized on the percentage of completion method allowed for within SOP 81-1, and in accordance with paragraphs 81-91 of SOP 97-2.

In accordance with paragraph 12 of SOP 97-2, PCS revenue is recognized ratably over the PCS contract service period, which is usually one year with renewal options for additional one year periods.

  •
  For each of your arrangements tell us how you account for hardware maintenance and reference the supporting authoritative accounting guidance.

Under our long-term online lottery services contracts and under our long-term pari-mutuel services contracts the costs to maintain our retail point-of-sale terminals and computer hardware that we retain ownership of are expensed as incurred.

Under our software systems sales contracts revenue derived from the maintenance of online lottery or pari-mutuel point-of-sale terminals, or computer hardware items, that were sold to customers, is recognized ratably over the maintenance period in accordance with paragraph 12 of SOP 97-2.

Under our terminal sales contracts we provide a one year warranty for the equipment sold. The cost of the warranty obligation under which we agree to remedy defects in a product are accrued at the time the sale is recognized based on the estimated costs of fulfilling the warranty obligation in accordance with SFAS 5, Accounting for Contingencies.

  •
  The collectibility standard for software sales and licensing is SOP 97-2 is that of probable not reasonably assured as under SAB 104. Please explain or revise your "reasonably assured" policy under SAB 104 for your software sales.

We have revised our footnote disclosures accordingly in our 2005 Form 10-K filed March 17, 2006.

  •
  Please tell us how your use of cost incurred to date as a measure of progress toward completion for your contracts accounted for under percentage-of-completion complies with paragraphs 81-91 of SOP 97-2.

Paragraphs 81 - 84 of SOP 97-2 specifically permit the use of costs incurred as a measure of progress toward completion. Most of our systems sales contracts require the expenditure of labor dollars to manufacture the point-of-sale terminals, to modify and customize the software and to install the system for the customer. Such contracts also require the expenditure of funds to purchase the materials necessary to manufacture the point-of-sale terminals. We evaluate each contract to determine the most appropriate input measure we should use to measure progress toward completion, based upon a review of the deliverables of each contract, the number of point-of-sale terminals involved, the amount of software customization work that is necessary, or the complexity of the installation effort. If we determine that the cost incurred to estimated cost to complete methodology is the best measure of progress toward completion for that contract, then we follow the guidance in paragraphs 81-84 and only include costs incurred in measuring progress-to-completion to the extent that they relate to contract performance.

  3.
  We note your response to prior comment 7. It is not clear to the staff that the liquidated damages represent vendor consideration to be accounted under EITF 01-9. It is not clear why these damages would be considered akin to sales incentives, discounts, price reductions or rebates as opposed to reimbursing the customer for damages due to performance issues and therefore should be expensed upon incurrence. Please provide us with an abstract from a representative contract arrangement that addresses damages that you have recorded under EITF 01-9. Explain in greater detail the events that trigger damages for the installation and sales terminal start-ups.

We respectfully advise the Staff, that our response to your initial comment attempted to address the amortization of liquidated damage charges against revenue. It was not intended to support the capitalization of such charges as inventoriable contract costs, as discussed below.

By way of background, state lottery organizations generally select an online lottery vendor following the issuance of a formal Request for Proposal, or RFP, which outlines the vendor's contractual obligations as well as the services to be delivered. Following an extensive bidding process, the vendor is selected and a contract, including the RFP and the vendor's responses thereto, become part of the governing contract under which the vendor's performance is evaluated. Lottery contracts include specifications governing the initial delivery and acceptance of the software, as well as the initial delivery of the point-of-sale terminals, computer hardware, and communications equipment. (an excerpt from a representative contract arrangement that addresses installation liquidated damage charges is provided supplementally for the information of the Staff).

If prior to the commencement of online lottery services, the Company fails to deliver the software to the lottery organization for testing on the prescribed date, the lottery can assess charges against the Company under the contract; or if the Company fails to deliver and install the point-of-sale terminals or the communications system at each of the selected retail locations on the prescribed dates, the lottery can assess charges against the Company under the contract. In many instances, the failure by the Company to complete an element of the contract on the specified date may or may not be the direct fault of the Company. When and if the lottery chooses to assess charges against the Company, the Company and the lottery then enter into extensive negotiations before the parties ultimately agree to a negotiated amount of charges. These agreed upon charges are nearly always determined well after the initial launch of the online lottery service, are usually relatively minor amounts when compared to the total investment being made by the Company in order to fulfill the lottery contract and are then deducted by the lottery from revenues otherwise owed the Company pursuant to the terms of the contract.

State lottery contracts require the Company to invest many millions of dollars in point-of-sale terminals, computer hardware, computer software, communications equipment, and installation costs. These significant up-front costs often aggregate in excess of $30 million per contract, and the Company is also required to provide the lottery with a multi-million dollar performance bond. As a result, the Company is never in a position to just walk away from the contract.

While the Company's revenue recognition for online lottery contracts post installation is based on providing services, certain elements of the accounting for installation costs are analogous to contract accounting. Specifically, costs, such as hardware, software, networking and telecommunications equipment, are representative of inventoriable costs in contract accounting. Similarly, the incurrence of liquidated damage charges is directly related to the initial performance under the contract prior to commencement of operations and should be considered an inventoriable cost. These liquidated damage charges are directly related to the initial costs of providing the system for the customer to operate a lottery and for us to fulfill our obligations under the contract. Had we elected, we could have incurred even higher costs in order to meet the specified target dates, such as replacing an under performing third-party vendor or negotiating with our vendor to accelerate the timing of delivery of services. In such instances, the incremental cost would have been considered an inventoriable cost.

We then determined that the appropriate amortization of the capitalized liquidated damage charges was as a reduction of revenues over the term of the contract. This treatment reflects the economics of the contractual arrangement whereby the lottery deducts liquidated charges from the amounts otherwise payable to the Company for services rendered. We believe that this treatment is also supported under EITF 01-9, as previously discussed. In our view, the liquidated damage charges represent a pricing adjustment to contract revenues to be earned over the services period. Including the liquidated damages charges as part of inventoried costs for amortization against revenue over the contract period appropriately reflects the revised pricing of the lottery services that has occurred.

Conversely, if these liquidated damage charges were expensed at or prior to the commencement of the revenue earning activities under the contract, reported gross margins would be higher than as currently being reported under the Company's current accounting over the term of the contract. We believe that this is inconsistent with the economics of the contract, since these costs are a direct reduction to the contract's gross margin.

  4.
  Tell us over what periods you recognize the liquidated damages costs and the basis for selecting those periods.

We amortize deferred liquidated damages over the term of the contract because it is the contractual term under which we recognize revenue under the contract.

  5.
  From your response to our previous comment number 8 it appears that your lottery software arrangements include Post-contract Customer Support (PCS) and software enhancements, in addition to the customized software. However, as we previously requested please provide an explanation of how you establish vendor-specific objective evidence (VSOE) of fair value of these two elements. Please provide us with this explanation in reasonable detail and identify the authoritative literature that supports your explanation.

We determine VSOE of fair value for PCS based on renewal rates. Under this method, we look to the renewal rate stated in the specific customer contract as the basis for determining VSOE of fair value for the PCS arrangement. Under this approach, the renewal rate must be substantive. The stated renewal approach is based on the guidance in paragraph 57 of SOP 97-2, which states that "the fair value of the PCS should be determined by reference to the price customer will be required to pay when it is sold separately" (that is, the renewal rate).

Our contracts do not require us to deliver any specified additional software enhancements in the future. Any future enhancements requested by the customer are priced based on the time and materials necessary to provide the enhancement. We determine VSOE of fair value for software enhancements based on the price that the customer would be required to pay when they request the enhancement.

  6.
  In your response to our previous comment number 9 you indicate that you do not have "other arrangements" of multiple deliverables except for those explicitly identified in your proposed disclosures to our comment number 3. Please revise your disclosures to be consistent with your response to our previous comment number 9.

We have revised our revenue disclosures accordingly in our 2005 Form 10-K filed March 17, 2006.

  7.
  We note that you refer to "pro forma" net income, "pro forma" income before income tax expense and "pro forma" income tax expense. The information you have presented throughout this earnings release should be referred to as "non-GAAP" and not "pro forma." Pro forma has a meaning as defined in generally accepted accounting principles and SEC rules that is significantly different than your presentation. See endnote 12 to SEC Release 33-8176.

We have revised our disclosures accordingly in our Form 8-K filed March 1, 2006.

  8.
  We note the non-GAAP information included in the press release furnished in the Form 8-K filed November 4, 2005. Your non-GAAP presentation does not appear consistent with our guidance and requirements on such presentation. We note the following inconsistencies in greater detail:

  •
  Your presentation includes numerous non-GAAP measures including, but not limited to, non-GAAP income before income tax expense, non-GAAP net income (loss) before income taxes and non-GAAP EBITDA. Note that each line item, sub-total or total for which an adjustment has been made represents a separate non-GAAP measure that must be identified and addressed in the accompanying disclosure. See Items 10(e)(1)(i)(c), 10(e)(1)(i)(d) and 10(e)(2) of Regulation S-K.

  •
  We note no substantive disclosure that addresses the disclosures in the Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAAP Financial Measures FAQ issued June 13, 2003, prepared by staff Members in the Division of Corporate Finance, U.S. Securities and Exchange Commission. For example, the disclosure does not explain the manner in which management uses each measure and the economic substance behind that decision or why the measures are useful to investors. Further, you do not explain the material limitations associated with each measure or the manner in which management compensates for such limitations.

    As each of the non-GAAP measures excludes items that are considered recurring in nature, you must meet the burden on demonstrating the usefulness of each measure and clearly disclose why each non-GAAP measures is useful when these items are excluded. See Question 8 of the June 13, 2003 FAQs. Please revise your disclosure accordingly.

We have revised our disclosures accordingly in our Form 8-K filed March 1, 2006.

Attachment I—Supplemental excerpt from a representative contract arrangement.

4.12 LIQUIDATED DAMAGES PROVISIONS

The Lottery and the Contractor agree that it will be extremely impractical and difficult to determine actual damages which the Lottery will sustain. The goods and services to be provided under the contract are not readily available on the open market; any breach by the Contractor will delay and disrupt the Lottery's operations and will lead to damages. Therefore, the parties agree that the liquidated damages as specified in all the sections below are reasonable and will remain reasonable as long as the contract is in force.

In no case shall liquidated damages be measured in terms of potential lost revenue or potential lost net profit to the Lottery, unless and to the extent that the Lottery determines, or alternatively, that a court of competent jurisdiction determines that actual loss can be measured precisely and that the written liquidated damages provision is unreasonable and/or unenforceable as a matter of law.

Assessment of liquidated damages shall be in addition to, and not in lieu of, such other remedies as may be available to the Lottery. Except and to the extent expressly provided herein, the Lottery shall be entitled to recover liquidated damages under each section applicable to any given incident.

  4.12.1 Notification of Liquidated Damages

    All assessments of liquidated damages shall be made by the Lottery. Upon determination that liquidated damages are to or may be assessed, the Lottery shall notify the Contractor of the assessment in writing.

  4.12.2 Conditions for Termination of Liquidated Damages

    As determined appropriate by the Lottery, the following are the conditions under which the Contractor may obtain relief from the continued assessment of liquidated damages that have been imposed.

    1.
    Except as waived in writing by the Lottery, no liquidated damages imposed shall be terminated or suspended until the Contractor issues a written notice verifying the correction of the condition(s) for which liquidated damages were imposed, and all the Contractor corrections have been subjected to system testing or other verification at the discretion of the Lottery.

    2.
    If appropriate, the Contractor shall conduct systems testing of any correction as the Lottery deems necessary. Such testing shall be developed jointly by the Lottery and the Contractor, and approved by the Lottery, including the test script, test environment, and test result.

    3.
    The documentation necessary for verification and approval shall be determined by the Lottery. The Lottery shall be the sole judge of the accuracy of any documentation provided.

    4.
    A Contractor notice of correction will not be accepted until the correction is verified by the Lottery.

  4.12.3 Severability of Individual Liquidated Damages

    If any portion of the liquidated damages provisions is determined to be unenforceable in one or more applications, that portion remains in effect in all applications not determined to be invalid and is severable from the invalid applications. If any portion of the liquidated damages provisions is determined to be unenforceable, the other provision or provisions shall remain in full force and effect.

  4.12.4 Waivers of Liquidated Damages

    It is expressly agreed that the waiver of any liquidated damages due the Lottery shall constitute a waiver only as to such liquidated damages and not a waiver of any future liquidated damages. Failure to demand payment of liquidated damages within any period of time shall not constitute a waiver of such claim by the Lottery.

  4.12.5 Payment of Liquidated Damages

    All assessed liquidated damages will be deducted from any moneys owed the Contractor by the Lottery and in the event the amount due the Contractor is not sufficient to satisfy the amount of the liquidated damages, the Contractor shall have the damages deducted from subsequent invoices. Recovery of liquidated damages will be accomplished by either invoice deduction, lump sum payments or a combination thereof within thirty (30) days. At the Lottery's sole option, the Lottery may obtain payment of assessed liquidated damages through one (1) or more claims upon the Performance Bond.

  4.12.6 Applicability of Liquidated Damages

    The Contractor shall not be required to pay liquidated damages for delays solely due to matters as enumerated in the section entitled "Force Majeure" or for time delays specifically approved by the Lottery.

  4.12.7 Gaming System Installation

    1.
    Condition

    The Contractor shall complete all installation preparations as required, complete system testing to the Lottery's satisfaction, pass Lottery acceptance testing, and comply with all other contractual requirements in effect during the pre-production implementation period.

    2.
    Damage

    The Lottery may impose liquidated damages of $1,000 per day after March 30, 2001 for every day the file layouts and sample files have not been made available to the Lottery. The Lottery may impose liquidated damages of $2,000 per day or partial day after April 16, 2001 for every day the system is not available for the Lottery's acceptance testing. The system must be available from 8:00 a.m. to 5:00 p.m. for acceptance testing.

    The Lottery may impose liquidated damages of $5,000 per day after May 31, 2001 through June 10, 2001 and then $50,000 per day following June 10, 2001 for each calendar day of delay in completion of system testing and acceptance testing and may assess such damages until system testing and acceptance testing are completed in accordance with definitions and requirements set forth in the contract, and the system goes into production.

    In addition, the Lottery may impose liquidated damages of $500 per day for each and every failure to provide a deliverable or resolve an acceptance test problem pursuant to the agreed upon schedule or to comply with all other contractual requirements in effect, until such requirement is provided or performed.

    For purposes of imposing liquidated damages pursuant to the terms of this section, damages will not be assessed in circumstances where the Lottery, in its sole determination, determines that the failure of performance by the Contractor is attributable to an act or omission of the Lottery or its agents.

  4.12.8 Terminal Installation

    1.
    Condition

    The Contractor shall install terminals in accordance with the schedules that are agreed to by the Contractor and the Lottery. For purposes of this contract, a terminal shall be considered to be installed and operational when it has been installed at the designated location, is in good running and working order, and connected by communications services to the central computer facility and is capable of processing wagers, issuing tickets, and conducting validations in conjunction with the central computer facility and the agent has received training which is deemed satisfactory and verified by the Lottery.

    2.
    Damages

    In the event that the Contractor fails to install terminals at approved retail agents as specified, the Lottery may impose liquidated damages in the amount of $100 per day per terminal until installed. For any terminal that is not installed after fifteen (15) days from the scheduled installation date, the Lottery may increase the liquidated damages assessment to $250 per day per terminal for each subsequent day.

  4.12.9 Central Computer Systems

    1.
    Condition

    The central computer system and its components are fully operational only when terminals on the system, which are not otherwise inoperable due to a malfunction within the terminal or communications network, are capable of fully performing all functions. Functions required for full operation of on-line and midrange terminals include, without limitation, the processing of purchases, issuance of on-line tickets, validation of on-line tickets, canceling purchases, distributing pull-tab tickets, verifying sales location of pull-tab tickets, validating and distributing instant tickets and printing and displaying reports. Functions required for full operation of IVTs include distributing pull-tab tickets, validating and distributing instant tickets and printing and displaying reports. In all cases the Lottery reserves the right to make the determination as to whether the central computer system, any component of the central computer system or any terminal is fully operational. The total time during which a central computer system is down during the operational sale period of each day shall be the sum of all time during such period when the central computer system is "down".

    2.
    Damages

    In the event that a central computer system has been down, the Lottery may impose liquidated damages as a result of the total time during each daily operational sale period that the central computer system is down, except for the first ten (10) minutes collectively, according to the following schedule: during the time period between 3:30 p.m. and imminent for the last drawing of the day, liquidated damages of five hundred dollars ($500) for each minute or partial minute of central computer system downtime. During all other times, liquidated damages of two hundred dollars ($200) per minute or partial minute shall be assessed.